Portfolio:			CS Floating High Income Fund
Date Purchased:			10/10/2014
Security:			DYNEGY FINANCE I/II INC
Price per Share:		100
Shares Purchased by
the Portfolio:			503
% of Offering Purchased
by the Portfolio:		6.75%
Total Principal Purchased
by the Portfolio:		$2,750,000
Broker:				Morgan Stanley & Co., Inc.
Member: 			Joint Lead Manager